          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                 ____________________

                     SCHEDULE 13G

      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (Amendment No. 2)*

                    LITTELFUSE INC
___________________________________________________________
                   (Name of Issuer)

                     COMMON STOCK
___________________________________________________________
            (Title of Class of Securities)

                      537008104
            ______________________________
                    (CUSIP Number)

                  December 31, 2007
___________________________________________________________
     (Date of Event Which Requires Filing of this
                      Statement)

Check  the  appropriate  box  to  designate  the  Rule
pursuant to which this Schedule is filed:

                 [X] Rule 13d - 1(b)
                 [ ] Rule 13d - 1(c)
                 [ ] Rule 13d - 1(d)

*    The  remainder of this cover page shall be filled
out for a reporting  person's  initial  filing on this
form with respect to the subject class of  securities,
and   for   any   subsequent    amendment   containing
information which would alter disclosures  provided in
a prior cover page.

     The  information  required  on the  remainder  of
this page  shall not be deemed to be  "filed"  for the
purpose of Section 18 of the  Securities  Exchange Act
of  1934   ("Act")   or   otherwise   subject  to  the
liabilities  of that  section  of the Act but shall be
subject to all other  provisions  of the Act (however,
see the Notes.)

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CUSIP         No            13G             Page 2 of 6
537008104                                      Pages
-----------------                          --------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       Columbia Wanger Asset Management, L.P.
       04-3519872

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ]
                                           (b) [ ]
---------------------------------------------------------
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
---------------------------------------------------------
---------------------------------------------------------
                                               1,794,000
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------
                                                 100,000
               6  SHARED VOTING POWER
---------------------------------------------------------
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               7  SOLE DISPOSITIVE             1,894,000
               POWER
---------------------------------------------------------
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               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
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  9    AGGREGATE  AMOUNT   BENEFICIALLY  OWNED  BY  EACH
       REPORTING PERSON
                                               1,894,000
---------------------------------------------------------
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  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                   8.47%
---------------------------------------------------------
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  12   TYPE OF REPORTING PERSON*

                                                      IA
---------------------------------------------------------

Item 1(a).    Name of Issuer:

         LITTELFUSE INC

Item 1(b).    Address of Issuer's Principal  Executive
         Offices:

         800 East Northwest Highway
         Des Plaines, IL 60016

Item 2(a).    Name of Person Filing:

         Columbia Wanger Asset Management, L.P.

Item 2(b).    Address  of  Principal  Business  Office
         or, if None, Residence:

         227 West Monroe Street,  Suite 3000, Chicago,
         IL  60606.

Item 2(c).    Citizenship:

         Delaware

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         537008104

Item 3.  If This  Statement is Filed  Pursuant to Rule
         13d-1(b),  or 13d-2(b) or (c),  Check Whether
         the Person Filing is a:

         (a)  [ ] Broker  or dealer  registered  under
         Section 15 of the Exchange Act.
         (b)  [ ] Bank as defined  in  Section 3(a)(6)
         of the Exchange Act.
         (c)  [ ]  Insurance  company  as  defined  in
              Section 3(a)(19) of the Exchange Act.
         (d)  [  ]   Investment   company   registered
              under   Section 8   of  the   Investment
              Company Act.
         (e)  [X] An investment  adviser in accordance
         with Rule 13d-1(b)(1)(ii)(E).
         (f)  [  ]  An   employee   benefit   plan  or
              endowment   fund  in   accordance   with
              Rule 13d-1(b)(1)(ii)(F).
         (g)  [  ]  A  parent   holding   company   or
              control  person in accordance  with Rule
              13d-1(b)(1)(ii)(G).
         (h)  [ ] A  savings  association  as  defined
              in  Section 3(b)  of the Federal Deposit
              Insurance Act.
         (i)  [ ]  A  church  plan  that  is  excluded
              from  the  definition  of an  investment
              company  under  Section  3(c)(14) of the
              Investment Company Act.
         (j)  [   ]   Group,    in   accordance   with
              Rule 13d-1(b)(1)(ii)(J).

         If  this   statement  is  filed  pursuant  to
              Rule 13d-1(c), check this box.  [  ]

Item 4.  Ownership:

         With respect to the  beneficial  ownership of
         the reporting person,  see Items 5 through 11
         of the  cover  pages  to this  Schedule  13G,
         which are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this  statement  is being  filed to report
         the  fact  that  as of the  date  hereof  the
         reporting   person   has  ceased  to  be  the
         beneficial  owner of more than  five  percent
         of  the  class  of   securities,   check  the
         following  [    ].

Item 6.  Ownership   of  More  than  Five  Percent  on
         Behalf of Another Person:

         The  shares   reported   herein  include  the
         shares held by Columbia  Acorn Trust (CAT), a
         Massachusetts  business trust that is advised
         by the reporting  person.  CAT holds 7.20% of
         the shares of the Issuer.

Item 7.  Identification   and  Classification  of  the
         Subsidiary  Which Acquired the Security Being
         Reported on by the Parent Holding  Company or
         Control Person:

         Not applicable.

Item 8.  Identification  and Classification of Members
         of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification:

         By  signing  below  each  of the  undersigned
         certifies   that,   to  the   best   of  such
         undersigned's   knowledge  and  belief,   the
         securities  referred  to above were  acquired
         and  are  held  in  the  ordinary  course  of
         business  and were not  acquired  and are not
         for the  purpose  of or with  the  effect  of
         changing  or  influencing  the control of the
         issuer  of  the   securities   and  were  not
         acquired and are not held in connection  with
         or  as  a  participant  in  any   transaction
         having that purpose or effect.

                         SIGNATURE

After  reasonable  inquiry  and  to  the  best  of  my
knowledge and belief,  I certify that the  information
set  forth in this  statement  is true,  complete  and
correct.

Dated:   January 28, 2008

                              Columbia   Wanger  Asset
                              Management, L.P.

                              By:   /s/ Bruce H. Lauer
                                _____________________
                              Bruce H. Lauer,
                              Senior  Vice   President
                              and Secretary,
                              WAM    Acquisition   GP,
                              Inc., General Partner

                                          Exhibit 99.1

           EXHIBIT 99.1 - JOINT FILING AGREEMENT

     The  undersigned   hereby  agree  that  they  are
filing  this  statement   jointly   pursuant  to  Rule
13d-1(k)(1).  Each  of  them  is  responsible  for the
timely filing of such Schedule 13G and any  amendments
thereto,  and for the completeness and accuracy of the
information  concerning such person contained therein;
but none of them is responsible  for the  completeness
or accuracy of the  information  concerning  the other
persons  making the filing,  unless such person  knows
or has  reason to  believe  that such  information  is
inaccurate.

     In accordance with Rule  13d-1(k)(1)  promulgated
under the  Securities  and  Exchange  Act of 1934,  as
amended,  the  undersigned  hereby  agree to the joint
filing  with  each  other on behalf of each of them of
to such a statement  on Schedule  13G with  respect to
the  common  stock  of  beneficially  owned by each of
them.  This Joint Filing  Agreement  shall be included
as an exhibit to such Schedule 13G.

Dated:   January 28, 2008

                              Columbia   Wanger  Asset
                              Management, L.P.

                              By:   /s/ Bruce H. Lauer
                                _____________________
                              Bruce H. Lauer,
                              Senior  Vice   President
                              and Secretary,
                              WAM    Acquisition   GP,
                              Inc., General Partner

                              Columbia Acorn Trust

                              By:   /s/ Bruce H. Lauer
                                _____________________
                              Bruce H. Lauer,
                              Vice          President,
                              Treasurer and Secretary